FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes                             No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                             No       X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                             No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

Prisma Medios de Pago S.A. – Tranfer of shares – Closing deal.

City of Buenos Aires, February 1, 2019

Securities and Exchange Commissions

Ref.: Prisma Medios de Pago S.A. – Tranfer of shares.

BBVA Francés S.A. hereby informs you, in regard with the relevant facts published on January 22 and 23, 2019, that today has been completed the transfer of 2,344,064 common book-entry shares with a par value of $ 1 each and one vote per share, owned by the Bank in Prisma Medios de Pago S.A. in favor of AI ZENITH (Netherlands) B.V. (company associated with Advent International Global Private Equity), equivalent to 51% of the Bank’s shareholding in said company (the “Closing”).

Likewise, we inform that, according to the foreseen in the offer for the sale of the referred actions carried out by AI ZENITH (Netherlands) B.V. (the “Buyer”), and accepted by the Bank (the “Offer”), the estimated total price adjusted at the Closing date is USD 78,265,272.99 , of which the Bank received today USD 46,457,209.53 and the payment of difference that is the amount of USD 31,808,063.46 will be deferred during the next 5 (five) years (the “Price Balance”). The Price Balance will be paid (i) 30% of said amount in Pesos adjusted by CER at a rate of 15% nominal annual and (ii) 70% in USD at a nominal annual rate of 10%.

The final price of the shares will be determined according to the mechanisms established in the Offer within a period of up to 60 days from closing, if it does not merit comments from the Buyer.

Without another particular, I greet you attentively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: February 1, 2019	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Executive Officer